UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2020.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission File No. 1-38676

A.	Full title of the plan and the address of the plan if different from that of the issuer named below:

Bank First Retirement Plan

B.	Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

Bank First Corporation

402 North 8th Street

Manitowoc, WI 54220

BANK FIRST
RETIREMENT PLAN

FINANCIAL STATEMENTS
WITH REPORT OF
INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

BANK FIRST RETIREMENT PLAN

TABLE OF CONTENTS

Page

2	Report of Independent Registered Public Accounting Firm

FINANCIAL STATEMENTS

3	Statements of Net Assets Available for Benefits

4	Statement of Changes in Net Assets Available for Benefits

5 – 12	Notes to Financial Statements

SUPPLEMENTAL SCHEDULE

14	Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Report of Independent Registered Public Accounting Firm

Plan Administrator and Plan Participants

Bank First Retirement Plan

Manitowoc, Wisconsin

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Bank First Retirement Plan (“the Plan”) as of December 31, 2020 and 2019, and the related statement of changes in net assets available for benefits for the year ended December 31, 2020, and the related notes and supplemental schedule (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2020 and 2019, and the changes in net assets available for benefits for the year ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information contained in the Schedule of Assets (Held at End of Year) has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Reilly, Penner & Benton LLP

We have served as the Plan’s auditor since 2019.

June 18, 2021

Milwaukee, Wisconsin

BANK FIRST RETIREMENT PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2020 and 2019

ASSETS	2020	2019
Investments, at fair value:
Interest-bearing cash	$315,034	$1,722,064
Mutual funds	23,804,948	20,634,510
Common collective fund	306,605	387,741
Pooled separate funds	2,284,989	-
Bank First Corporation common stock	23,788,201	30,300,118
TOTAL INVESTMENTS	50,499,777	53,044,433
Receivables:
Employer	648,420	596,029
Employee	-	37,409
TOTAL RECEIVABLES	648,420	633,438
NET ASSETS AVAILABLE FOR BENEFITS	$51,148,197	$53,677,871

See accompanying notes to financial statements.

BANK FIRST RETIREMENT PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

For the Year Ended December 31, 2020

ADDITIONS TO NET ASSETS ATTRIBUTED TO:
Investment income:
Net appreciation in fair value of investments	$935,728
Interest and dividends	556,545
Contributions:
Participant	1,826,538
Employer	1,204,596
Rollover	1,312,307
TOTAL ADDITIONS	5,835,714
DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
Benefits paid to participants	8,239,293
Administrative expenses	126,095
TOTAL DEDUCTIONS	8,365,388
CHANGE IN NET ASSETS AVAILABLE FOR BENEFITS	(2,529,674)
Net assets available for benefits:
BEGINNING OF YEAR	53,677,871
END OF YEAR	$51,148,197

See accompanying notes to financial statements.

BANK FIRST RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2020 and 2019

NOTE 1 - Description of Plan

The following description of the Bank First Retirement Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General - The Plan is a defined contribution plan (most recently amended and restated January 1, 2020) established by Bank First Corporation for the benefit of eligible employees of its wholly-owned subsidiary, Bank First, N.A. (collectively referred to as “Company”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), the employee savings regulations under Section 401(k), and the employee stock ownership plan regulations under Section 4975(e)(7), of the Internal Revenue Code. Employees are eligible to participate in the Plan upon attaining 18 years of age and three months of service. Temporary employees and individuals the Employer regards as independent contractors are not eligible to participate in the Plan.

Contributions - Participants may elect to contribute a portion of their compensation to the Plan, not to exceed the amount allowed by the Internal Revenue Service (“IRS”). Participants direct the investment of their contributions into various investment options offered by the Plan. Participants may elect to have any portion, or all, of their contributions designated as Roth 401(k) contributions. The Plan includes a provision for automatic pretax elective deferral contributions. The provision applies when an employee first becomes eligible to make elective deferral contributions. The automatic deferral rate is 4% of compensation with automatic yearly increases of 1% (to a maximum of 10%). Employees have the right to change their deferral percentage or to elect not to make contributions.

The Company may elect to make a matching contribution to eligible participants. The discretionary match for 2020 and 2019 was 35% of employee contributions to the Plan, up to 3.5% of participants’ eligible compensation. Matching contributions were $556,176 and $476,393 for the years ended December 31, 2020 and 2019, respectively. The Company may also make a profit sharing contribution to the Plan as approved annually by the Company’s Board of Directors Compensation Committee. Profit sharing contributions were $648,420 and $585,273 for the years ended December 31, 2020 and 2019, respectively.

Participant Accounts - Each participant’s account is credited with the participant’s contribution, Company matching contributions, and allocations of (a) Company profit sharing contributions, (b) Plan earnings, and (c) administrative expenses. Allocations of Company profit sharing contributions are based on the proportion that each participant’s compensation bears to the total of all participants. Allocations of Plan earnings are based on the proportion that each participant’s account bears to the total of all participant account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account balance. Participants have the ability to direct employee and Company contributions to investment options offered by the Plan.

Vesting - Participants are fully vested in the value of their accounts created by their own contributions and Company matching contributions. Vesting in the Employer Contribution Account balance (profit sharing) is based on years of continuous service. A participant is 100 percent vested at the time of death, attainment of normal retirement age, disability, or after six years of credited service with the Company.

BANK FIRST RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

December 31, 2020 and 2019

NOTE 1 - Description of Plan (Continued)

Participant Loans - Participant loans are not allowed in this Plan.

Payments of Benefits - On termination of service, a participant whose vested account balance does not exceed $5,000 will receive a lump sum distribution of the vested amount. Participants whose vested account balance exceeds $5,000, may elect when to receive as benefits the entire vested amount credited to their accounts as of that date as a single lump sum distribution. Certain withdrawals are permitted during employment, as defined in the Plan. Account balances will be distributed in cash or shares of Company stock, as determined by the Plan administrator, unless a participant requests a distribution of their account balance in shares of Company stock (with fractional shares being paid in cash).

Voting Rights - Participants are entitled to instruct the trustee as to how to vote the Company stock allocated to his or her account. The Plan administrator will direct the trustee how to vote the unallocated Company stock and the allocated Company stock for which no voting instructions have been received.

Administrative Expenses - All administrative expenses may be paid out of the Plan unless paid by the Company. Expenses were paid by both the Plan and the Company during 2020.

Forfeited Accounts - At December 31, 2020 and 2019, forfeited nonvested accounts totaled $29,120 and $17,333, respectively. These amounts will be allocated to remaining participant accounts as additional profit sharing contributions. $17,333 from forfeited nonvested accounts was allocated to participants during the year ended December 31, 2020.

Plan Termination - Although it has not expressed any intent to do so, the Company has the right to discontinue its contributions and to terminate the Plan subject to the provisions of ERISA. In the event of a termination, all participants will immediately become 100% vested in their accounts for all sources of contributions and distributed in accordance with the Plan’s provisions.

BANK FIRST RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

December 31, 2020 and 2019

NOTE 2 - Summary of Significant Accounting Policies

A summary of the significant accounting policies applied in the preparation of the accompanying financial statements and supplemental schedule is as follows:

Basis of Accounting and Presentation - The financial statements of the Plan are prepared using the accrual method of accounting and are presented in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP) as codified by the Financial Accounting Standards Board.

Risks and Uncertainties – The Plan, at the direction of its participants, invests in various investment securities. The Plan’s investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the values of investments, it is at least reasonably possible that changes in risks in the near term could materially affect participant’s account balances and the amounts reported in the statements of net assets available for benefits.

Investment Valuation and Income Recognition - The Plan’s investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 4 for further discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold, as well as held, during the year.

Use of Estimates - The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

Payment of Benefits - Benefits are recorded when paid.

NOTE 3 - Concentrations

The Plan’s investments that represented 10 percent or more of the Plan’s net assets available for benefits as of December 31, 2020 and 2019 are as follows:

	DECEMBER 31,
	2020	2019
Common Stock
* Bank First Corporation	$23,788,201	$30,300,118

* Represents party-in-interest

BANK FIRST RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

December 31, 2020 and 2019

NOTE 4 - Fair Value Measurements

U.S. GAAP establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under U.S. GAAP are described as follows:

Level 1 - Quoted market prices in active markets for identical assets or liabilities that a company has the ability to access at the measurement date.

Level 2 - Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3 – Significant unobservable inputs for the asset or liability, which are typically based on an entity’s own assumption, as there is little, if any, related market activity.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2020 and 2019.

• Interest-bearing cash: Valued at cost which approximates fair value based on the variability of the crediting interest rate on these funds.

• Common stock: Common stock within the Plan was valued at the closing price reported on the active market on which the individual securities are traded.

• Mutual funds: Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value (NAV) and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

• Common collective fund and pooled separate funds: Valued at the NAV of shares held by the Plan at year-end, provided by the administrator of the fund. The NAV is based on the value of the underlying assets of the fund minus its liabilities, and then divided by the number of shares outstanding. The NAV’s share price is quoted on a private market that is not actively traded; however, the share price is based on underlying investments which are traded on an active market. The NAV is used as a practical expedient to estimate fair value.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in different fair value measurement at the reporting date.

BANK FIRST RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)

December 31, 2020 and 2019

NOTE 4 - Fair Value Measurements (Continued)

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2020 and 2019:

	DECEMBER 31, 2020	QUOTED PRICES IN ACTIVE MARKETS FOR IDENTICAL ASSETS (LEVEL 1)	SIGNIFICANT OTHER OBSERVABLE INPUTS (LEVEL 2)	SIGNIFICANT UNOBSERVABLE INPUTS (LEVEL 3)
Interest-bearing cash	$315,034	$315,034	$-	$-
Mutual funds	23,804,948	23,804,948	-	-
Common stock	23,788,201	23,788,201	-	-
Total assets in the fair value hierarchy	47,908,183	$47,908,183	$-	$-
Investments measured using net asset value practical expedient*	2,591,594
TOTAL	$50,499,777

	DECEMBER 31, 2019	QUOTED PRICES IN ACTIVE MARKETS FOR IDENTICAL ASSETS (LEVEL 1)	SIGNIFICANT OTHER OBSERVABLE INPUTS (LEVEL 2)	SIGNIFICANT UNOBSERVABLE INPUTS (LEVEL 3)
Interest-bearing cash	$1,722,064	$1,722,064	$-	$-
Mutual funds	20,364,510	20,364,510	-	-
Common stock	30,300,118	30,300,118	-	-
Total assets in the fair value hierarchy	52,656,692	$52,656,692	$-	$-
Investments measured using net asset value practical expedient*	387,741
TOTAL	$53,044,433

*In accordance with Subtopic 820-10, certain investments that were measured at net asset value per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statement of net assets available for benefits.

BANK FIRST RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

December 31, 2020 and 2019

NOTE 4 - Fair Value Measurements (Continued)

Investments Measured Using the Net Asset Value per Share Practical Expedient

The following tables summarize investments for which fair value is measured using the net asset value per share as a practical expedient as of December 31, 2020 and 2019, respectively. There are no participant redemption restrictions for these investments; the redemption notice period is applicable only to the Plan.

December 31, 2020	FAIR VALUE	UNFUNDED COMMITMENTS	REDEMPTION FREQUENCY (IF CURRENTLY APPLICABLE)	REDEMPTION NOTICE PERIOD
Common collective fund MetLife Stable Value	$306,605	$-	N/A	1 day
Pooled Separate fund Goldman Sachs/La Capital Mgmt- Midcap Value	$602,211	$-	N/A	1 day
Pooled Separate fund Principal Global Investors – Blue Chip	$1,682,778	$-	N/A	1 day

December 31, 2019	FAIR VALUE	UNFUNDED COMMITMENTS	REDEMPTION FREQUENCY (IF CURRENTLY APPLICABLE)	REDEMPTION NOTICE PERIOD
Common collective fund Reliance Stable Value	$387,741	$-	N/A	1 day

NOTE 5 - Tax Status

The Plan obtained its most recent determination letter on April 21, 2015, in which the Internal Revenue Service stated that the Plan is in compliance with the applicable requirements of the Internal Revenue Code (the “IRC”). The Plan has been amended since receiving this determination letter. The Plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

U.S. GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain tax position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2020 and 2019, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements.

BANK FIRST RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

December 31, 2020 and 2019

NOTE 6 - Transactions with Related Parties and Parties-in-Interest

Fees for legal and professional services rendered to the Plan may be paid for by the Company at its discretion. The Plan invests in a certain common trust fund that is managed by the Plan custodian. These transactions are not, however, considered prohibited transactions under 29 CFR 408(b) of the ERISA regulations.

Bank First Corporation serves as the Plan Sponsor. The Plan had the following transactions with Bank First Corporation common stock for the years ended December 31:

	2020	2019
Purchase of stock:
Number of shares	13,644	-
Value of shares on transaction dates	$820,844	$-
In-kind transfers of stock out of Plan:
Number of shares	52,409	29,323
Value of shares on transaction dates	$3,071,907	$1,952,870
Sales of stock:
Number of shares	20,275	22,283
Value of shares on transaction dates	$1,275,744	$1,420,926

At December 31, 2020 and 2019, the Plan held 366,989 shares (all shares allocated to participants) and 432,797 shares (all shares allocated to participants), respectively of Bank First Corporation common stock.

NOTE 7 - Amounts Owed to Participants Withdrawing from the Plan

There were no amounts owed to participants who had elected to withdraw from the Plan, but had not been paid, as of December 31, 2020. Amounts owed to participants who had elected to withdraw from the Plan, but had not been paid totaled $2,949,372 as of December 31, 2019.

BANK FIRST RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

December 31, 2020 and 2019

NOTE 8 - Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	DECEMBER 31,
	2020	2019
Net assets available for benefits per the financial statements	$51,148,197	$53,677,871
Employer contribution receivable – prior year	-	(596,029)
Employee contribution receivable – prior year	-	(37,409)
Common collective fund valued at net asset value per the financial statements and fair value per the Form 5500	18,169	-
NET ASSETS AVAILABLE FOR BENEFITS PER FORM 5500	$51,166,366	$53,044,433

The following is a reconciliation of the change in net assets available for plan benefits per the financial statements to the Form 5500 for the year ended December 31, 2020:

Change in net assets available for benefits per the financial statements	$(2,529,674)
Employer contribution receivable – prior year	596,029
Employee contribution receivable – prior year	37,409
Common collective fund valued at net asset value per the financial statements and fair value per the Form 5500	18,169
CHANGE IN NET ASSETS AVAILABLE FOR BENEFITS PER FORM 5500	$(1,878,067)

SUPPLEMENTAL SCHEDULE

BANK FIRST RETIREMENT PLAN
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
PLAN #002
39-1435359
DECEMBER 31, 2020

(a)	(b)	(c)	(d)	(e)
				Current
	Identity of Issue	Description	Cost	Value
	Vanguard Money Market Reserves	Interest-bearing cash	N/A	$315,034

*	Bank First Corporation	Common Stock	N/A	23,788,201

	MetLife Stable Value	Common Trust Fund	N/A	324,774

	Cohen & Steers Instl Realty	Mutual Fund	N/A	523,420
	Columbia Small Cap Index	Mutual Fund	N/A	347,509
	Columbia Small Cap Growth	Mutual Fund	N/A	1,001,682
	Federated Total Return Bond Instl	Mutual Fund	N/A	1,053,746
	PGIM High Yield	Mutual Fund	N/A	263,382
	Invesco Developing Markets	Mutual Fund	N/A	1,029,603
	JP Morgan Income	Mutual Fund	N/A	438,829
	MFS International Diversification	Mutual Fund	N/A	1,396,206
	MFS Mid Cap Growth	Mutual Fund	N/A	1,307,407
	MFS Value	Mutual Fund	N/A	1,118,847
	Blackrock LifePath Index 2025	Mutual Fund	N/A	1,806,786
	Blackrock LifePath Index 2030	Mutual Fund	N/A	2,189,915
	Blackrock LifePath Index 2035	Mutual Fund	N/A	2,225,635
	Blackrock LifePath Index 2040	Mutual Fund	N/A	3,651,844
	Blackrock LifePath Index 2045	Mutual Fund	N/A	1,198,575
	Blackrock LifePath Index 2050	Mutual Fund	N/A	1,256,492
	Blackrock LifePath Index 2055	Mutual Fund	N/A	861,792
	Blackrock LifePath Index 2060	Mutual Fund	N/A	544,025
	Blackrock LifePath Index 2065	Mutual Fund	N/A	217,927
	Blackrock LifePath Index Retirement	Mutual Fund	N/A	1,013,199
	Wells Fargo Special Small Cap Value	Mutual Fund	N/A	358,127
	Total Mutual Funds			23,804,948

	Goldman Sachs/La Capital Mgmt Midcap Value	Pooled Separate Fund	N/A	602,211
	Principal Global Investors – Blue Chip	Pooled Separate Fund	N/A	1,682,778
	Total Pooled Separate Funds			2,284,989

	TOTAL			$50,517,946

*	Represents party-in-interest transactions
N/A	Cost information is not required for participant-directed investments

EXHIBIT INDEX

EXHIBIT TO ANNUAL REPORT ON FORM 11-K

The exhibit listed below is filed as part of this Annual Report on Form 11-K. The exhibit is listed according to the number assigned to it in the Exhibit Table of Item 601 of Regulation S-K.

Exhibit Number	Description of Exhibit
23.1	Consent of Independent Registered Public Accounting Firm

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Bank First Corporation, as Plan Administrator, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Bank First Retirement Plan

Date: June 18, 2021	By:	/s/ Kevin LeMahieu
Kevin LeMahieu
Chief Financial Officer

	By:	/s/ Sherry Jonet
Sherry Jonet
Vice President - Human Resources